Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

NexPoint Residential Trust, Inc.

We consent to the incorporation by reference in this registration statement on Form S-8 of our report dated March 18, 2016, with respect to the combined consolidated balance sheets of NexPoint Residential Trust, Inc. and subsidiaries as of December 31, 2015 and 2014, the related combined consolidated statements of operations, comprehensive loss, equity, and cash flows for each of the years in the three-year period ended December 31, 2015, and all financial statement schedules, which report appears in the December 31, 2015 annual report on Form 10-K of NexPoint Residential Trust, Inc., filed with the Securities and Exchange Commission on March 18, 2016.

/s/ KPMG LLP

Dallas, Texas

June 15, 2016